SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Commission File Number : 1-14118

PRESS RELEASE #25/04

U.S. OCCUPATIONAL HEALTH AND SAFETY ADMINISTRAITON FINDS
NO BASIS IN UNION CHARGES AGAINST QUEBECOR WORLD

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

August 30, 2004                                                                                                                                   25/04

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U.S. OCCUPATIONAL HEALTH AND SAFETY ADMINISTRATION FINDS
NO BASIS IN UNION CHARGES AGAINST QUEBECOR WORLD

Montréal, Canada - Quebecor World is pleased to announce that the U.S. Occupational Health and Safety Administration (OSHA) has found that none of the many alleged safety violations levelled by the Graphic Communications International Union at three of the facilities it has targeted as part of its corporate campaign against the Company have merit. On-site inspections showed that Quebecor World was in compliance in the matters evaluated and, as such, not a single complaint has been issued.

These recent inspections are a testament to the fact that Quebecor World places a top priority in ensuring a safe working environment in all its facilities. During the last several years Quebecor World has spent more than $10 million dollars on safety-related equipment. In addition to obeying and exceeding applicable safety rules and regulations Quebecor World has more than 1400 employees involved in plant safety matters and provides in excess of 155,000 hours of safety related training per year.

These allegations and others are made in order to harass and disparage a company is standard practice in USA union corporate campaigns. The sole goal of this corporate campaign, as publicly stated by union officials, is to increase membership. The union is attempting to force the Company to take away its U.S. employees' legal and democratic right to vote on the issue of unionization by secret ballot. Quebecor World will not be forced into giving up its employees' right to a secret ballot election to select union representation.

As part of its campaign, the GCIU has been most active in making complaints to the National Labor Relations Board. This year to date, 88 separate allegations have been filed with various NLRB Regional Offices. However, the NLRB has already dismissed 32 of these allegations as having no merit. The GCIU has withdrawn another 29 allegations knowing that they had no merit. There are 4 allegations still pending in the investigation stage. Two of the allegations have resulted in voluntary settlements by the Company of technical violations coupled with a record finding that by settling those allegations the Company was not

For immediate release                                                                                                                Page 2 of 3

admitting to or being found guilty of violating the law. The remaining allegations principally involve matters of credibility and determinations concerning supervisory status and are being referred by the NLRB to an administrative law judge for further consideration. Quebecor World is confident that when it is able to present evidence of its conduct before an Administrative Law Judge that it will be vindicated of the union allegations and found not to have engaged in any practice violating the law.

The GCIU has been similarly unsuccessful in proving any of its claims of discrimination. There has yet to be a single finding of probable cause issued by the Equal Employment Opportunity Commission with respect to any claim of discrimination levied by the GCIU.

Clearly the GCIU registers these complaints not out of any genuine belief that there are safety violations, violations of the National Labor Relations Act or instances of discrimination. Instead, these complaints are made to harass the Company and facilitate the issuance of a press release taking the Company to task. The GCIU employs the strategy that if enough allegations are publicized it will result in a belief that wrongdoing is actually present. Unfortunately, we have yet to see the GCIU include in any of its communications the acknowledgment that even a single one of its complaints has been without merit.

Quebecor World has solid relationships with the union members of its workforce and fully respects its employees' right to form a union. Quebecor World is one of the most highly unionized companies in the printing industry. Approximately one-third of our U.S. employees or more than 7,000 are union members. This compares to approximately 12% of public and private sector unionized employees in the U.S. Quebecor World has always and will continue to abide by and respect the labor laws in all the jurisdictions in which it operates.

Quebecor World Inc. (NYSE; TSX: IQW) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: http://www.quebecorworld.com

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For further Information contact:
Jeremy Roberts Vice-President, Corporate Finance and Treasurer Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Louis St-Arnaud

Name:   Louis St-Arnaud
Title:      Senior Vice President, Legal Affairs and Corporate Secretary

Date:     August 31, 2004